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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                            PENSKE MOTORSPORTS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  709 598 10 6
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                                 (CUSIP Number)


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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  709 598 10 6               13G                    PAGE 2 OF 6 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Roger S. Penske
        SSN: ###-##-####
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

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  3     SEC Use Only

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  4     Citizenship or Place of Organization
        United States Citizen
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    Number of
                           5       Sole Voting Power
      Shares                       65,979
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   7,812,020(1)
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each                        65,979
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power
                                   7,812,020(1)
    Person With
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person


        7,877,999
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


        SEE FOOTNOTE (1)
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 11     Percent of Class Represented by Amount in Row (9)
        56.9%
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 12     Type of Reporting Person (See Instructions)


        IN
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(1)  The Reporting person disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities.


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CUSIP NO. 709 598 10 6                   13G                         Page 3 of 6
                          TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13d-1(c)

ITEM 2:

                  A)       NAME OF PERSON FILING:

                           The name of the person filing this statement is Roger
                           S. Penske, a United States citizen.

                           With respect to 7,801,875 shares, Roger S. Penske may be deemed to share voting and dispositive power with Penske Corporation, a Delaware corporation, Penske Performance, Inc., a Delaware corporation, PSH Corp., a Delaware corporation, Facility Investments, Inc., a Nevada corporation, International Speedway Corporation, a Florida corporation, and the "France Family Group" (described below) which have each filed a Schedule 13D or 13G, as the case may be. The relationship between Roger S. Penske and such entities is described below:

                                    PSH Corp., a Delaware corporation is a
                                    partially owned subsidiary of Penske
                                    Performance, Inc., and is the record holder of 7,801,875 shares of common stock, par value $.01 per share of Penske Motorsports, Inc., that are part of the subject of this filing.

                                    Penske Performance Inc., a Delaware
                                    corporation, owns directly 80.0% of the
                                    stock of PSH Corp., and Facility
                                    Investments, Inc., owns 20.0% of the stock of PSH Corp.

                                    Penske Corporation, a Delaware corporation, owns directly all of the stock of Penske Performance, Inc.

                                    Roger S. Penske, a United States citizen, beneficially owns approximately 57% of the stock of Penske Corporation. He also owns 65,979 additional shares of the Common Stock of Penske Motorsports, Inc. and owns beneficially 10,145 additional shares of the Common Stock of Penske Motorsports, Inc., which are reported on this Schedule 13G.

                                    The record holders of the 10,145 shares
                                    referenced above are relatives of Roger S.
                                    Penske, which Roger S. Penske may be deemed beneficially to own.

                                    International Speedway Corporation, a
                                    Florida corporation, owns directly all of the stock of Facility Investments, Inc.

                                    The France Family Group owns approximately
                                    49.0% of the total of all classes of stock of International Speedway Corporation, which represents 62.9% of the votes represented by the total of all classes of stock of



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CUSIP NO. 709 598 10 6                   13G                         Page 4 of 6
                          TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13d-1(c)




                                    International Speedway Corporation. The
                                    France Family Group, consists of the living lineal descendants of William H.G. France, and Anne B. France, some spouses of such descendants and various entities controlled by such descendants and their spouses, which consists of the following natural persons and other entities: William C. France, a United States citizen; Betty Jane France, a United States citizen; James C. France, a United States citizen; Sharon M. France, a United States citizen; Lesa D. Kennedy, a United States citizen; Brian Z. France, a United States citizen; Jamison C. France, a United States citizen; Jennifer A. France, a United States citizen; Amy L. France, a United States citizen; Benjamin Z. Kennedy, a United Stated citizen; Western Opportunity Limited Partnership, a Nevada limited partnership; Sierra Central Corp., a Nevada corporation; Principal Investment Company, a Nevada corporation; White River Investment Limited Partnership, a Nevada limited partnership; Cen Rock Corp., a Nevada corporation; Secondary Investment Company, a Nevada corporation; Polk City Limited Partnership, a Nevada limited partnership; Boone County Corporation, a Nevada corporation; Carl Investment Limited Partnership, a Nevada limited partnership; Quaternary Investment Company, a Nevada corporation; NASCAR, a Florida corporation; Automotive Research Bureau, a Florida corporation, SM Holder Limited Partnership, a Nevada limited partnership; SM Holder Company, a Nevada corporation; J Holder Limited Partnership, a Nevada limited partnership; J Holder Company, a Nevada corporation; JA Holder Limited Partnership; a Nevada limited partnership; JA Holder Company, a Nevada corporation; AL Holder Limited Partnership, a Nevada limited partnership; AL Holder Company, a Nevada corporation; Zack Limited Partnership, a Nevada limited partnership; Zack Company, a Nevada corporation; BBL Limited Partnership, a Nevada limited partnership; and BBL Company, a Nevada corporation.

                  B)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           The address of the principal office of Penske Corporation and Roger S. Penske is:

                           13400 West Outer Drive
                           Detroit, MI 48239-4001

                           The address of the principal office of Penske Performance, Inc. and PSH Corp. is:

                           1100 North Market Street, Suite 780
                           Wilmington, DE  19801


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CUSIP NO. 709 598 10 6                   13G                         Page 5 of 6
                          TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13d-1(c)


                           The address of the principal business office of Facility Investments, Inc., Western Opportunity Limited Partnership, Sierra Central Corp., Principal Investment Company, White River Investment Limited Partnership, Cen Rock Corp., Secondary Investment Company, Polk City Limited Partnership, Boone County Corporation, Carl Investment Limited Partnership, Quarternary Investment Company, SM Holder Limited Partnership; SM Holder Company; J Holder Limited Partnership; J Holder Company; JA Holder Limited Partnership; JA Holder Company; AL Holder Limited Partnership; AL Holder Company; Zack Limited Partnership; Zack Company; BBL Limited Partnership; and BBL Company is:

                           201 West Liberty Street
                           Suite 102
                           Reno, NV  89501

                           The address of the principal business office of International Speedway Corporation, and the other members of the France Family Group not listed in the preceding paragraph is:

                           1801 West International Speedway Boulevard
                           Daytona Beach, FL  32114

                  C)       CITIZENSHIP:

                           This portion of the Schedule 13G is completed by incorporating the information contained in Item 4 of the copies of the second part of the cover page which are incorporated herein by reference.

                  D)       TITLE OF CLASS OF SECURITIES:

                           Common Stock

                  E)       CUSIP NUMBER:

                           709 598 10 6


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CUSIP NO. 709 598 10 6                   13G                         Page 6 of 6
                          TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13d-1(c)



ITEM 4:   OWNERSHIP

                  A)       AMOUNT BENEFICIALLY OWNED:

                           7,877,999

                  B)       PERCENT OF CLASS:

                           56.9%

                  C)       NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                                    65,979

                           (II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                                    7,812,020

                           (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                    65,979

                           (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                    7,812,020


                                    SIGNATURE

         AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                                            ------------------------------------


                                            /s/ ROGER S. PENSKE
                                            -------------------
                                            Name

                                            2-11-99
                                            -------
                                            Date